

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

> **Re:** **Enviro Cleanse Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed December 14, 2012**
> **File No. 333-182808**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comments.

Plan of Distribution, page 16

Offering Price, page 16

1. We note that you have revised "The Offering - Offering Price" disclosure on page 7 in response to comment two in our letter dated November 27, 2012. However, these changes were not reflected in this section of the filing. Under the heading "Offering Price" in the Plan of Distribution section, please revise your disclosure to state that the selling stockholders will sell the shares at a fixed price for the duration of the offering and  remove the rest of the disclosure in the first paragraph.

Plan of Operations, page 30

2. We note your revised disclosure in response to comment four in our letter dated November 27, 2012. Please note that the total amount of expenses for the next 12 months of operations appears to be $1,342,000 rather than $1,180,000. Please advise or otherwise revise your disclosure to correctly state what the anticipated amount of expenses for the next 12 months will be.

Financial Statements

Audited Financial Statements

Notes to the Financial Statements

Note 5.  Subsequent Events, page 47

3.  We note your response to comment six in our letter dated November 27, 2012.  Please disclose the actual date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued.  Refer to ASC 855-10-50-1.

Exhibits, page 58

4.  Please list the legal opinion as exhibit 5.1 in the exhibit index.  Refer to Item 601(a)(2) of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director